Mudita Inc

Profit and Loss

	JAN - DEC 2022
Income	
4000 Sales DTC	94,576.92
4001 Wholesale Revenue	162,445.31
4200 Discounts	
4300 Refunds	
4400 Other Income	413.30
4999 Shopify	1,654.69
Total Income	**$259,090.22**
Cost of Goods Sold	**$175,326.79**
GROSS PROFIT	**$83,763.43**
Expenses	
6000 Salary & Related	
6001 Guaranteed Payment	3,200.00
Total 6000 Salary & Related	**3,200.00**
6100 Marketing & Advertising	
6110 Facebook Advertising	3,203.16
6120 Google Advertising	3,005.77
6130 Marketing Software	19,418.77
6140 Linktree	355.24
6150 Retail	4,280.00
Total 6100 Marketing & Advertising	**30,262.94**
6200 Legal & Professional Services	
6210 Contractors	16,388.69
6211 Accounting	5,210.50
6212 Legal	2,104.00
6220 Website expenses	368.52
6313 Consulting	3,980.69
Total 6200 Legal & Professional Services	**28,052.40**
6300 Communications & IT	
6310 Hosted Applications	156.00
6320 Telephone & Internet	87.55
Total 6300 Communications & IT	**243.55**
6400 Travel and Entertainment	146.30
6410 Travel	2,024.67
6420 Meals	3,462.41
6430 Auto	297.85
6440 Parking	234.99
Total 6400 Travel and Entertainment	**6,166.22**
6500 Facilities & Related	
6510 Rent	2,397.38



Mudita Inc

Profit and Loss

	JAN - DEC 2022
6520 Rent & Lease	254.93
6530 Repairs & Maintenance	350.00
Total 6500 Facilities & Related	**3,002.31**
6600 General & Administrative Expenses	
6610 Charitable Contributions	
6615 Dues & Subscriptions	2,385.10
6620 Insurance	500.94
6625 Postage & Delivery	
6626 Shipping	16,756.12
6627 Postage	
Total 6625 Postage & Delivery	**16,756.12**
6630 Job Supplies	15.97
6631 Small Tools	1,349.32
6632 Tool Rentals	
Total 6630 Job Supplies	**1,365.29**
6635 Supplies	629.46
6640 Conferences and Events	564.21
6645 Trade Show Cost	154.84
6650 Office Supplies & Software	4,194.12
6660 Licenses & Permits	
6670 Research & Development	93.53
6690 Bank & Merchant Fees	95.25
6691 Shopify Expenses	12,001.02
6695 QuickBooks Payments Fees	522.25
6696 Bank Charges & Fees	914.48
Total 6690 Bank & Merchant Fees	**13,533.00**
6999 Ask My Accountant	
Total 6600 General & Administrative Expenses	**40,176.61**
Total Expenses	**$111,104.03**
NET OPERATING INCOME	$ -27,340.60
Other Income	
Interest Income	0.46
Total Other Income	**$0.46**
Other Expenses	
Other Miscellaneous Expense	
Total Other Expenses	**$0.00**
NET OTHER INCOME	$0.46
NET INCOME	$ -27,340.14



Mudita Inc

Balance Sheet

	JAN - DEC 2022
ASSETS	
Current Assets	
Bank Accounts	
1001 BECU Checking (x6108)	404.52
1002 BECU Savings (x5960)	0.00
1003 Chase (*9898)	3,959.01
Total Bank Accounts	**$4,363.53**
Accounts Receivable	
1100 Accounts Receivable (A/R)	112,364.21
Total Accounts Receivable	**$112,364.21**
Other Current Assets	
1101 Shopify Undeposited Funds	1,428.27
1200 Inventory	8,196.59
1201 Inventory Purchased	261,886.38
1202 Inventory Sold	-173,093.83
Packaging	0.00
Total 1200 Inventory	**96,989.14**
1400 Undeposited Funds	0.00
Total Other Current Assets	**$98,417.41**
Total Current Assets	**$215,145.15**
Fixed Assets	
1501 Fixed Asset Other Tools Equipment	14,310.00
Total Fixed Assets	**$14,310.00**
Other Assets	
1700 Security Deposits	1,500.00
Total Other Assets	**$1,500.00**
TOTAL ASSETS	**$230,955.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	39,720.00
Total Accounts Payable	**$39,720.00**
Credit Cards	
2110 BECU CC (x0809)	4,783.93
Amex	-100.00



Mudita Inc

Balance Sheet

	JAN - DEC 2022
Total Credit Cards	**$4,683.93**
Other Current Liabilities	
2200 Security Deposit	602.00
2210 Loan from Claire Yarmo	4,000.00
2220 Loan from Partner-Chris Gonzales	10,050.00
2230 Kickfurther	11,789.93
2240 Shopify Capital	4,139.75
Total Other Current Liabilities	**$30,581.68**
Total Current Liabilities	**$74,985.61**
Long-Term Liabilities	
2300 Convertible Note	
2301 Brad Yuan	0.00
2302 Daniel Yuan	0.00
2303 David Dolan	0.00
2304 Dustin An	0.00
2305 George N'Gengewe	0.00
2306 Gilad Gordon	0.00
2307 Mary & Rick Herbek	0.00
2308 Michael Pregnant	0.00
2309 Raymond Che	0.00
2310 Roby Gordon	0.00
2311 Sam Ivester	0.00
2313 Sayben Marie	0.00
2314 Saad Munaf	0.00
Total 2300 Convertible Note	**0.00**
2400 Loan from MarsBio VC	0.00
2410 Notes Payable- Mary Gonzales	8,000.00
Total Long-Term Liabilities	**$8,000.00**
Total Liabilities	**$82,985.61**
Equity	
3001 Seed Round	300,000.00
3100 Owner's Pay & Personal Expenses	-5,362.77
3110 Partner's Equity - Ari	2,749.51
Contributions - Ari	14,559.57
Distribution-Ari	-10,612.00
Total 3110 Partner's Equity - Ari	**6,697.08**
3120 Partner's Equity-Chris	9,055.10
Contributions - Chris	15,083.63
Distribution-Chris	-29,000.00
Total 3120 Partner's Equity-Chris	**-4,861.27**
3300 Retained Earnings	-121,163.36



Mudita Inc

Balance Sheet

	JAN - DEC 2022
Net Income	-27,340.14
Total Equity	**$147,969.54**
TOTAL LIABILITIES AND EQUITY	**$230,955.15**



Mudita Inc

Statement of Cash Flows

	JAN - DEC 2022
OPERATING ACTIVITIES	
Net Income	-27,340.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	-112,364.21
1101 Shopify Undeposited Funds	-1,428.27
1200 Inventory	-6,684.79
1201 Inventory:Inventory Purchased	-225,004.17
1202 Inventory:Inventory Sold	173,093.83
Inventory:Packaging	
Accounts Payable (A/P)	39,720.00
2110 BECU CC (x0809)	-99.20
Amex	-100.00
2200 Security Deposit	
2210 Loan from Claire Yarmo	4,000.00
2220 Loan from Partner-Chris Gonzales	-17,000.00
2230 Kickfurther	11,789.93
2240 Shopify Capital	4,139.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-129,937.13**
Net cash provided by operating activities	**$ -157,277.27**
INVESTING ACTIVITIES	
1501 Fixed Asset Other Tools Equipment	-14,310.00
Net cash provided by investing activities	**$ -14,310.00**
FINANCING ACTIVITIES	
2301 Convertible Note:Brad Yuan	0.00
2302 Convertible Note:Daniel Yuan	0.00
2303 Convertible Note:David Dolan	-50,000.00
2304 Convertible Note:Dustin An	-10,000.00
2305 Convertible Note:George N'Gengewe	-10,000.00
2306 Convertible Note:Gilad Gordon	-5,000.00
2307 Convertible Note:Mary & Rick Herbek	-10,000.00
2308 Convertible Note:Michael Pregnant	-5,000.00
2309 Convertible Note:Raymond Che	-10,000.00
2310 Convertible Note:Roby Gordon	-5,000.00
2311 Convertible Note:Sam Ivester	-5,000.00
2313 Convertible Note:Sayben Marie	0.00
2314 Convertible Note:Saad Munaf	0.00
2400 Loan from MarsBio VC	-50,000.00
2410 Notes Payable- Mary Gonzales	8,000.00



Mudita Inc

Statement of Cash Flows

	JAN - DEC 2022
3001 Seed Round	300,000.00
3100 Owner's Pay & Personal Expenses	-5,362.77
3110 Partner's Equity - Ari	
3120 Partner's Equity-Chris	
3300 Retained Earnings	
Partner's Equity - Ari:Contributions - Ari	
Partner's Equity - Ari:Distribution-Ari	-10,612.00
Partner's Equity-Chris:Contributions - Chris	
Partner's Equity-Chris:Distribution-Chris	-6,600.00
Net cash provided by financing activities	**$125,425.23**
NET CASH INCREASE FOR PERIOD	**$ -46,162.04**

